VIOSOLAR INC.

Management’s Discussion and Analysis

For the fiscal year ended July 31, 2012

As at May 7, 2013

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) discusses the significant factors affecting the results of operations and financial position of Viosolar Inc. (the “Company”) for the fiscal year ended July 31, 2012 and includes material information up to May 7, 2013. The Company’s reporting currency is the United States dollar (“USD”) and all amounts in this MD&A are expressed in USD unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

This MD&A should be read in conjunction with the Company’s financial statements for the year ended July 31, 2012 and the notes thereto (“Financial Statements”).

Forward-Looking Statements

This MD&A contains certain statements that may constitute “forward-looking statements.” Forward-looking statements include but are not limited to, statements regarding management’s expectations, future anticipated programs and the timing thereof, and business and financing plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are statements which by their nature refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to acquire, develop and operate solar parks in order to continue its projected growth, to raise the necessary capital t undertake its plans or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sec.gov  and readers are urged to review these materials.

DATE

This MD&A reflects information available as at May 7, 2013.

OVERVIEW OF THE BUSINESS

Viosolar Inc. (formerly Sprout Development Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.

We operate pursuant to the laws of the Province of Alberta, Canada, relating to corporations. We have also established a place of business in Greece, and effective July 24, 2008 have registered our Company with the local government to undertake business in this jurisdiction.

Our principal place of business is located at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece. Our telephone contact is (708) 357-4891. Our email contact is info@viosolar.com.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

Our Company was originally incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment. We were unsuccessful in marketing our products and management determined to look for other business opportunities. As a result, after a review of business opportunities in the European Union it was determined that there was a potential market for the development of solar parks, from which a change in focus of the Company ensued, as well as a change in the name of the Company.

On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to Viosolar Inc. Our business plan is to become a global marketer of electricity generated from solar energy.

On July 23, 2009, the acquisition of Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, was completed with 85% of the shares acquired. Upon the acquisition of E.P.E. by Viosolar, the Company reserved an aggregate of 4,000,000 shares of the common stock of Viosolar, which were subsequently issued on August 25, 2009. We were unable to raise the required capital. Subsequent to the fiscal year end, July 31, 2010, we agreed to rescind the acquisition and the 4,000,000 shares issued for the acquisition were returned to treasury. We reported this transaction as discontinued operations on our financial statements for the fiscal year ended July 31, 2010.

On October 1, 2010, we entered into a memorandum of understanding with Mr. Konstantinos Papadias, a resident of Tyres Greece, whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park. As at the end of our fiscal year ended July 31, 2012, we had not yet undertaken any research on this property as we did not have sufficient funds available to do so and substantial concerns of the state of the economy in Greece made it difficult to consider undertaking any substantive operations.  However, the Company has as of the date of this filing commissioned a company engaged in the business of accessing photovoltaic opportunities in Greece and has received their report in regard to the feasibility of the project.   The Company is of the opinion that the situation in Greece may have bottomed and that now is the times to take advantage of the lower costs of doing business that currently exist in Greece, before the Greek economy experiences a turn around.   There can be no assurance that the assumptions of the Company are correct or that the Greek economy will rebound in such a fashion as to make an investment in the Company.   The Company is also seeking other business opportunities that may enhance its current operations and bring funding to the Company.  Upon completion of the study we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease. Management is currently reviewing the information contained in the report and financing options to determine whether to proceed with the project to determine whether to drop the project or to enter into a long term lease as required under the agreement.  Should we determine to proceed with a formal agreement then we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property.

On July 16, 2012 we received approval from FINRA to undertake the restructure of the Company by way of a reverse split of the shares on the basis of 1 share for each 100 shares held in an effort to make it more attractive to investors and to allow us to eliminate debt.   The Company had expected to negotiate debt settlements and have the majority of its debt settled by December 31, 2012, however, due to a cease trade order in the Province of Alberta, the Company determined to finalize negotiations once they had completed all of the required filings to bring the Company into good standing in the Province of Alberta.

Viosolar, as an alternative energy company, with activities in the solar energy sector has a business plan that includes the construction, management and operation of solar parks in Greece and throughout other South and South Eastern European Union countries. The basic premise of our plan includes the construction, management, and operation of solar energy parks.

Our vision is aligned with two pressing global needs, those being the reduction of the Greenhouse Gases (GHG) generated by traditional hydrocarbon-based energy sources and the reduction of reliance on energy sources which are either about to be exhausted or located in regions rife with political and economic instabilities. Our mission is to make renewable energy, and specifically solar energy, a commercially viable prospect.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

Through to the fiscal year ending in July 31, 2012, several opportunities for the acquisition of existing third party licenses for specific generation capacities, as well as entering into strategic joint ventures with firms holding licenses, have been explored and evaluated.   None have been pursued as none were viable for the Company at the time.    As of the date of this filing, the Company continues to seek acquisitions which will bring value to the Company both in its planned business and in other areas of interest.   The management is currently evaluating the feasibility report and financing options to determine whether to enter into a formal agreement with Mr. Papadias, whereby they can secure the property for future solar development.

Product Summary

Photovoltaic (“PV”) devices convert sunlight into the electricity needed to reliably power instruments, communications systems and the like. An aggregation of PV devices, or panels, together with the related land, structures, support equipment and electrical gear, form what is called a Solar park, which are generally intended for larger scale electrical generation, as opposed to providing power for a single item.

Solar cells are the most elementary component of a PV device; they absorb light and convert it into electrical power. Solar cells traditionally consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery. There are three materials currently considered by the PV industry as candidates for thin-film production: amorphous silicon ("a-Si"), cadmium telluride. An absorbing layer can be deposited on a substrate that is either rigid or flexible. A majority of companies currently use rigid glass substrates. The few companies that incorporate flexible substrates in their devices typically opt for stainless steel (or other metal) foil. We do not presently have any proprietary products and intend to use conventional “off the shelf” solar panels for our solar parks.

Principal Markets

We intend to develop solar energy parks with PV arrays for the production of electricity in suitable, locations in Greece and throughout other South and South Eastern European Union countries, particularly Bulgaria, Kosovo, Romania, Cyprus, Italy, Spain, Portugal, and France. We will take full advantage, wherever possible, of incentives in the solar energy sector offered by various European Union countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

Seasonality of our Business

In Greece the average sunlight per year is about 1,450 hours. Because of the close proximity to the equator the daily sunrise to sunset may vary from 14 hours in the summer to 9 hours in the winter. Seasonality is not considered by management to be issue for our business, as one key evaluation point for determining the economic viability of a given PV project is the total sunlight hours, and we are only seeking out projects in locations which meet these basic criteria.

Sources and Availability of Raw Materials

We will be buying conventional panels that are readily available from a number of conventional solar panel manufacturers. We have not yet made a final determination as to which products we will be purchasing but we do not generally foresee any problems with the source or availability of raw materials for the manufacture of these products or with the supply of products as required for our business. At such point in time as we undertake the detailed components of the project planning for the first of our solar parks, we will work with the relevant suppliers to ensure that the necessary materials, particularly the PV panels, are secured according to the requirements of the construction schedule established. This will address potential supply discrepancies that could occur if the overall quantity of planned developments exceeds the then available supply of components in the global market.

Marketing Channels

We do not currently have any products which we market. We intend to market electricity generated by solar power once we have raised sufficient funds to undertake the construction of solar parks as defined in our business plan. In Greece, where we intend to construct our first solar parks we are mandated by the Government of Greece to sell to the state run power company at a fixed pre-determined price.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

Dependency on Patents or Licenses, Industrial, Commercial or Financial Contracts, New Manufacturing Processes

Our Company must rely on the ability of management to apply and obtain licenses for new parks or the ability to purchase licenses already granted. This is a difficult and time consuming process and there are no assurances that licenses will be granted for all applications.

Competitive Position

Our Company will be competing with governments, domestic and international companies and private individuals that that have more expertise and funds available to them. Although the ‘solar park’ industry is in early stages of development the Company has noticed an  interest from other entities that will be a direct competition, however the financial climate in Greece and the rest of Europe is delaying a lot of development and the Company has no funds with which to compete at this time.

Regulatory Matters

Currently all licenses and subsidies are regulated by the Government of Greece and all power generated must be sold to the Government of Greece. We must comply with these laws. Should the Greek government change its policy on granting licenses or change its mandate on subsidies and grants this will have a large impact on our ability to be profitable.

The Company currently has no working capital and incurs significant expenses on an on-going basis by virtue of being a public company, and this represents a significant risk factor.  The Company will therefore require additional financing to carry on its business, and such financing may not be available when it is needed.  The Company has limited funds made available by its officers and directors to pay for some of its operations.  Unless the Company can raise sufficient funds to fund its operations it may be forced to cease operations, including its reporting with the requisite regulatory authorities.

Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s execution of its business plan and overall market conditions for smaller developing companies. The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior companies.

The Company is not aware of any changes in the results of its operations that are other than those as disclosed herein and in the Company’s financial statements.

OVERALL PERFORMANCE

The Company is a development stage an alternative energy company. As such, the Company did not generate any revenue during the fiscal year ended July 31, 2012 (“fiscal 2012”) or during the fiscal year ended July 31, 2011 (“fiscal 2011”). Management does not expect the Company to generate any revenue from operations in the foreseeable future. Management expects the Company to continue to incur expenses as the Company works to carry out its business plan.  See “Overview of the Business” for additional details regarding the Company’s business.

The Company’s future performance is largely tied to the Company’s ability to obtain adequate financing and achieve future profitable operations, and on the overall financial markets. The Company’s future is also dependent upon its ability to obtain licenses for new solar parks and to obtain other necessary regulatory approvals.  Management intends to seek additional capital financing through private placements and public offerings of the Company’s common stock in the future. Uncertainty in credit markets has led to increased difficulties in raising and borrowing funds. As a result, the Company may have difficulties in completing equity or debt financings for the purposes of maintaining its current level of operations without diluting the interests of current shareholders of the Company.

As at July 31, 2012, the Company had a working capital deficiency of $1,540,287 (July 31, 2011: $1,379,802), cash of $5,008 (July 31, 2011: $98) and deficit accumulated during the development stage of $4,687,212 (July 31, 2011: $4,525,727). Management expects the Company to incur further losses in the development of the Company’s business, all of which casts substantial doubt on the Company’s ability to continue as a going concern.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

The Company’s total operating expenses decreased by $85,594 to $129,688 for fiscal 2012 from $215,282 for fiscal 2011. This resulted in a decreased net loss of $161,485 for fiscal 2012 compared to a net loss of $272,195 for fiscal 2011. The operating expenses incurred during fiscal 2012 and fiscal 2011 were mainly attributable to management fees, with the decrease in operating expenses from fiscal 2011 to fiscal 2012 being mainly attributable to a $73,763 decrease in professional fees from $88,775 during fiscal 2011 compared to $15,012 during fiscal 2012.  Management anticipates that expenses will continue to be high until the Company achieves profitable operations.  Management anticipates that the Company’s cash and cash equivalents will not be sufficient to meet its working capital requirements for the next twelve month period and that additional funds will need to be raised through equity or debt financings to fund product development, solar park licensing and ongoing operations.  Although the Company has secured financings in the past, there is no assurance that the Company will be able to do so in the future on terms that are favourable to the Company or at all.  The Company may have difficulty raising additional funds as necessary due to a number of uncertainties and risk factors, including uncertainty in credit markets and general economic downturns. See “Discussion of Operations”, “Liquidity and Capital Resources”.

SELECTED ANNUAL INFORMATION

The financial statements and summaries of financial information contained in this annual report are reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The following tables summarize selected financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2012, 2011, and 2010. The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

For the Years Ended July 31st (US$)
	2012	2011	2010
Operating Revenues	Nil	Nil	Nil
Operating Income (loss) from Continuing Operations	(129,688)	(215,282)	(665,271)
Other Income (expense)	(31,797)	(56,913)	(25,831)
Income (loss) from discontinued operations, net of tax	-	-	(3,936)
Net Income (loss) from operations	(161,485)	(272,195)	(691,102)
Net Income (loss) from Continuing Operations per share	(0.88)	(1.48)	(3.09)
Net Income (loss) from Discontinued operations per share	(0.00)	(0.00)	(0.02)

As at July 31st (US$, except number of common shares issued and outstanding)
	2012	2011	2010
Total Assets	5,008	1,423	8,798
Total Stockholders' Equity (Deficit)	(1,540,287)	(1,378,802)	(1,106,607)
Attributable to Viosolar Shareholders	(1,540,287)	(1,378,802)	(1,106,607)
Attributable to Subsidiary Minority Interest	-	-	-
Capital Stock	147,297	147,297	147,297
Number of Common Shares	183,825	183,825	183,825

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

Discussion of Selected Annual Information

There have been revenues totaling $160,842 from the date of incorporation on July 19, 2004, to the fiscal year ended July 31, 2012. These revenues have been included in our financial statements in discontinued operations due to the rescission of the Energiaki acquisition more fully discussed above in Overview of the Business. Viosolar realized net losses for the 12-month period ended July 31, 2012, of $161,485 as compared to net losses of $272,195 for the 12-month period ended July 31, 2011 and $695,038 for the 12-month period ended July 31, 2010. In 2012 the decrease to the net loss was mainly attributable to a decrease in operating expenses from $665,271 (2010) and $215,282 (2011) to $129,688 (2012) as we discontinued certain operations in fiscal 2010, and then have sought to raise capital to undertake a new solar energy project, reducing our ongoing operational costs to the day to day management of the Company and costs of seeking additional funding.

The decreases in general and administrative expenses are a direct result of management’s efforts to reduce expenses as we look to raise additional capital, mainly due to the discontinued operations i, the reduction in stock based compensation in 2010, and the reduction in operational overhead as the Company downsized its operations and offices.

Currency

Information on the exchange rate differentials between the US Dollar and Euros are provided below:

Certain of the transactions undertaken by the Company for fiscal years 2012, 2011, and 2010 were in Euros. Therefore this annual report contains conversions of certain amounts from Euros into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the nominal rate for the United States dollar from the European Central Bank. These translations should not be construed as representations that the Euro amounts actually represent such United States dollar amounts or that Euros could be converted into United States dollars at the rate indicated or at any other rate. These exchange rate tables illustrate the US dollar equivalent of one Euro.

The high and low noon nominal exchange rates in Euros for July 31, 2012 and each month during the previous six months are:

	November 2012	October 2012	September 2012	August 2012	July 2012	June 2012
High for period (Euros)	1.2994	1.312	1.3095	1.2611	1.2593	1.2704
Low for period (Euros)	1.2694	1.2877	1.2568	1.2245	1.2089	1.2322

The average noon nominal rate for each of the three years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	2012	2011	2010
Euros Average for period	1.32268	1.3767	1.3811

DISCUSSION OF OPERATIONS

Fourth Quarter – Three Months Ended July 31, 2012 (Unaudited)

The Company did not generate any revenue during the three month period ended July 31, 2012 (“Q4 2012”) or during the three month period ended July 31, 2011 (“Q4 2011”). The Company’s operating expenses decreased by $36,453from $62,565 during Q4 2011 to $26,112 during Q4 2012. The decrease was primarily due to decrease in professional fee from $30,212 during Q4 2011 to $1,811 during Q4 2012, and general and admistrative expenses decreased from $8,353 during Q4 2011 to $301 during Q4 2012. The Company’s net loss decreased by $39,152 from $78,089 during Q4 2011 to $38,937 during Q4 2012 primarily due to the decrease in operating expenses.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

Year Ended July 31, 2012 Compared to Year Ended July 31, 2011 and Year Ended July 31, 2010

Although there have been revenues totaling $160,842 from the date of incorporation on July 19, 2004 to July 31, 2012, the Company did not generate any revenue during fiscal 2012, fiscal 2011 or the fiscal year ended July 31, 2010 (“fiscal 2010”). The revenues generated to date have been included in our financial statements in discontinued operations due to the rescission of the Energiaki acquisition. Viosolar realized net losses during fiscal 2012 of $161,485 (fiscal 2011: $272,195; fiscal 2010: $695,038). The decrease in the net loss from fiscal 2011 to fiscal 2012 was mainly attributable to a decrease in operating expenses (fiscal 201: $665,271; fiscal 2011: $215,282; fiscal 2012: $129,688).

The decreases in general and administrative expenses was as a result of management’s efforts to reduce expenses, mainly due to the discontinued operations of Energiaki, the reduction in stock based compensation (fiscal 2010: $418,280; fiscal 2011: Nil; fiscal 2012: Nil) , the reduction in professional fees (fiscal 2010: $80,175; fiscal 2011: $88,775; fiscal 2012: $15,012), and the reduction in operational overhead as the Company downsized its operations and offices.

Viosolar had total assets of $5,008 as at July 31, 2012, consisting solely of cash, as compared $1,423 as at July 31, 2011 and $8,798 as at July 31, 2010.

Viosolar had total current liabilities of $1,545,295 as at July 31, 2012, compared to $1,380,225 as at July 31, 2011 and $1,115,405 as at July 31, 2010. Notes payable increased to $911,186 (2012) from $840,824 (2011) and $ 813,089 (2010) primarily due to accrued interest related to the loans. Loans from related parties increased to $58,561 (2012) from $35,511(2011) from $499 (2010) as we were provided with funding by related party loans to pay down accounts payable. Accounts payable and accrued expenses decreased to $94,771 (2012) from $124,653 (2011) and $30,284 (2010). The accounts payable decrease during fiscal 2012 is related to funds from related parties to pay down outstanding accounts payable. Accounts payable to related parties increased to $480,777 (2012) from $379,237 (2011) and $271,533 (2010), due to management fees accruing but remaining unpaid due to a lack of available funds.

SUMMARY OF QUARTERLY RESULTS

The following information is a summary of unaudited financial data for the most recently completed eight quarters:

	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011
Operating (expenses)	$(26,112)	$(38,911)	$(32,858)	$(31,807)
Interest (expenses)	$(13,011)	$(12,197)	$(11,687)	$(11,957)
Other (expenses)	$186	$16,855	$(2,603)	$2,617
Gain on disposal of mineral property	$-	$-	$-	$-
Income (loss) for the period	$(38,937)	$(34,253)	$(47,148)	$(41,147)
Income (loss) per common share	$(0.21)	$(0.19)	$(0.26)	$(0.17)

	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010
Operating (expenses)	$(62,565)	$(41,639)	$(33,108)	$(77,970)
Interest (expenses)	$(11,823)	$(10,523)	$(9,530)	$(13,966)
Other (expenses)	$(3,701)	$(7,370)	$-	$-
Gain on disposal of mineral property	$-	$-	$-	$-
Income (loss) for the period	$(78,089)	$(59,532)	$(42,638)	$(91,936)
Income (loss) per common share	$(0.42)	$(0.32)	$(0.23)	$(0.50)

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

Discussion of Quarterly Results

Quarter over quarter operating results reflect consistent quarter over quarter charges for administrative and operating expenditures over the eight quarters noted above, save the following extraordinary items:

-
During the quarter ended October 31, 2010, the Company recorded certain extraordinary audit and accounting fees associated with the fiscal year ended July 31, 2010 for the preparation of a valuation report by Price Waterhouse Coopers in respect of the divestiture of Energeiaki E.P.E., as well as additional accounting expense related to the preparation of certain reports required to be filed in Greece with respect to the divestiture, totaling approximately $56,00, which increased the operating expenses for the quarter;

-
During the quarter ended July 31, 2011 the Company recorded additional expenses in respect to the fiscal year end audit fees and reporting obligations totaling approximately $16,000 which increased the operational expenses during the quarter;

-
During the quarter ended July 31, 2012 the Company experienced a substantive decline in operating expenses due to the termination of certain lease agreements in Greece and the cessation of related monthly leasehold expenditures, which decreased the operating expenses for the quarter;

-
Other income/expense reported on a quarter by quarter basis reflects the impact of foreign exchange on a quarter by quarter basis as the operations in Greece are recorded in Euros, translated to the USD at each reporting date. In particular the results reported in the quarter ended April 30, 2012 reflect the impact of foreign exchange as certain debts previously maintained in Euros were settled by the conversion to Notes payable in US Dollars, reflecting a one- time gain from foreign exchange.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any real property interests. The following table sets out the components of the Company’s general and administrative expenses for fiscal 2012 as compared to fiscal 2011:
	Three months ended July 31/12 (unaudited)	Three months ended July 31/11 (unaudited)	Year ended July 31/12 (audited)	Year ended July 31/11 (audited)
Professional fees	$1,811	$30,212	$15,012	$88,775
Stock based compensation	$-	$-	$-	$-
Management fees	$24,000	$24,000	$96,000	$96,000
Depreciation	$-	$-	$-	$-
General and administrative expenses	$301	$8,353	$18,676	$30,507
Total Expenses	$26,112	$62,565	$129,688	$215,282

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 2012, Viosolar had a working capital deficit of $1,540,287, compared to a working capital deficit of $1,379,802, as of July 31, 2011 and a working capital deficit of $1,106.607 at July 31, 2010. Since inception, we have relied on loans from third parties, loans from related parties, and advances and other payables to related parties to fund our operations. We expect to expend $35,000 on general and administrative expenses in the 2013 fiscal year and will require $350,000 to enter into a formal land agreement on our current project and commence execution of our business plan; however, we do not presently have sufficient funds to meet this requirement. There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our Company in an amount and/or on terms acceptable to us, as and when required, or at all.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

The Company will continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop, including the MOU we entered into for the development of a PV park. We anticipate a funding requirement in the US$3,000,000 range over a period of 24 months in order to fund our medium term goals, that being the initial launch of the planned PV park to production, with additional funds being required for other projects that we may become a party to. However, due to the financial situation in Greece we are not hopeful that we will be able to raise any funds for our project and we expect to seek other opportunities outside of Greece in order to bring value to the Company and its shareholders.

Operating Activities

Operating activities used cash of $18,140 during fiscal 2012 as compared to $64,926 used during fiscal 2011. The decrease was primarily due to the decreased net loss of $161,485 for fiscal 2012 compared to $272,195 for fiscal 2011, offset in part by reduced accounts payable and accrued expenses of $46,020 during fiscal 2012 compared to $94,369 during fiscal 2011.

Investing Activities

There was no cash used or provided by investing activities during fiscal 2012 or fiscal 2011.

Financing Activities

Financing activities provided $23,050 of cash during fiscal 2012 compared to $54,707 during fiscal 2011. The decrease in cash provided by financing activities is primarily due to a decrease in cash provided by short term notes (fiscal 2012: Nil; fiscal 2011: $19,695) and a decrease in loans payable to related parties (fiscal 2012: $23,050; fiscal 2011: $35,012).

Commitments

On April 15, 2009, the Company entered into a four year lease agreement for office space in a property located in Athens, Greece. The lease calls for monthly rent in the amount of $1,439 (€1,000) plus applicable taxes, increasing to €1,150 in year two and escalating by 5% per annum for the final two years. The lease commenced on May 1, 2009 and expires on April 30, 2013. The lease was terminated on May 1, 2012. During fiscal 2012, the Company recorded rent expenses in the amount of $10,550 compared to $17,199 during fiscal 2011 and $18,188 during fiscal 2010.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended July 31, 2012, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern. The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF–BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012
TRANSACTIOINS BETWEEN RELATED PARTIES

During fiscal 2012, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of Viosolar had, or is to have a direct or indirect material interest, are as follows:

During fiscal 2012, Mr. Rick Walchuk, a Director of the Company advanced funds in the amount of $23,050 for the Company’s operations. As at July 31, 2012 the Company owed Mr. Walchuk an amount totaling $58,179 (July 31, 2011 – $35,129), which is included on the Company’s balance sheet as loans payable – related party. On July 31, 2008, the Board of Directors approved a series of promissory notes in respect of funds advanced by Mr. Walchuk for operations bearing interest at 5% per annum. As a result of the agreements, the Company has accrued interest expenses totaling in the amount of $3,378 (2011 - $822) in respect of amounts advanced to the close of the fiscal year, which amount on the Company’s balance sheet as Accounts payable – related party.

During fiscal 2012, the Company accrued management fees totaling $96,000 (fiscal 2011: $96,000) to two directors of the Company, being Rick Walchuk and Michael Soursos. The Company did not make any cash payments to either director, leaving an amount of $325,000 owing to Mr. Walchuk and an amount of $72,000 owing to Mr. Soursos on the Company’s balance sheet as Accounts payable – related party.

During fiscal 2010 the Company accrued invoices for services totaling $10,882 (fiscal 2009: $34,798) from a Company for which a former director acts as a consultant. The Company did not make any cash payments. The total amount of $77,415 is included on the Company’s balance sheet as Accounts payable – related party.

PROPOSED TRANSACTIONS

As at the date of this filing the Company is reviewing all business opportunities presented but has not made any determination yet as to any acquisitions and is currently reviewing the report from the independent photovoltaic consultant and speaking with potential finance sources to determine the viability of its current project.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances. The results of their evaluation form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions and circumstances. Our significant accounting policies are more fully discussed in the Notes to our Financial Statements.

CHANGE IN ACCOUNTING POLICIES AND ADPITON OF NEW ACCOUNTING STANDARDS

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” intended to simplify how an entity tests goodwill for impairment. The guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment will determine whether a quantitative impairment test must be performed. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted. This ASU will be effective for the Company beginning on September 29, 2012. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

In November 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Offsetting, otherwise known as netting, is the presentation of assets and liabilities as a single net amount in the statement of financial position (balance sheet). An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. This ASU will be effective for the Company beginning on September 28, 2013. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 amends the guidance in Accounting Standards Codification (“ASC”) 350-302 on testing indefinite-lived intangible assets, other than goodwill, for impairment by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. In addition, ASU 2012-02 does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. This ASU will be effective for the Company beginning on September 29, 2012. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

RISK MANAGEMENT, CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to manage its capital to be able to sustain the future development of the Company’s business.

The Company currently has no source of revenues, and therefore is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the fiscal year ended July 31, 2013, and during the period covered by this report The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as financial assets at fair value through profit or loss; accounts receivable as loans and receivables; and accounts payable and due to related parties as other financial liabilities. The carrying values of accounts receivable, accounts payable, and due to related parties approximate their fair values due to the short term to maturity of these financial instruments.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Cease Trade Orders

On October 29, 2012, the Company received notification from the Alberta Securities Commission (“ASC”) that the ASC had determined that the Company was an OTC reporting issuer in the Province of Alberta pursuant to Multi-Lateral Instrument 51-105 (“MI 51-105”). On December 14, 2012, the ASC cease traded the shares of the Company for failure to file its annual financial statements, MD&A, AIF and related documents for its year ended July 31, 2012 and for failure to file other documents in accordance with MI 51-105. The Company has filed certain reports and has requested the revocation of the cease trade order and based on continuing correspondence with the ASC is working to finalize all of the required documents that the ASC requires to have the cease trade order revoked in the Province of Alberta.

Disclosure of Outstanding Share Data

Authorized

We are authorized, under our Articles of Incorporation, to issue an unlimited number of Class A Common shares with no par value, an unlimited number of Class B Common shares with no par value and an unlimited number of First Preferred shares with no par value.

Issued

As at July 31, 2012, we had a total of 183,825 share of Class A common stock issued and outstanding. During the fiscal year ended July 31, 2012, the Company did not issue any shares of Class A common stock.

Neither shares of our Class B Common Stock nor shares of our First Preferred Stock have been issued to date.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

Stock Options

In the fiscal year ending July 31, 2007, the Company’s Board of Directors and shareholders approved the Company’s Stock Option and Stock Award Plan [the “2007 Plan”] for up to 27,000 options. The 2007 Plan provides for the granting of restricted stock awards and options to purchase common stock in the Company to officers, directors, employees, and consultants. Pursuant to the 2007 Plan, options are granted at $225 and have a term not to exceed five years. All options and awards are subject to vesting over a two year period from the date of grant with an 50% of the total number of options granted vesting on each of the one and two year anniversary of the original grant date. On May 26, 2009, the Company’s Board of Directors approved, and on September 2009 the shareholders approved, that the stock options as previously granted under the 2007 Plan were to be re-priced at $40 per share, which action was undertaken. Each of the Company’s named executive officers, Mr. Walchuk and Mr. Soursos, were granted a total of 5,000 five year stock options effective May 26, 2008 vesting as to 2,500 shares on the first anniversary of the grant date and 2,500 shares on the second anniversary of the grant date. Concurrent with the re-pricing of the options granted under the 2007 Plan, a total of 5,000 stock options granted to each of Mr. Walchuk and Mr. Soursos are available for exercise at $40 share until May 25, 2013.

On May 26, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Option and Stock Award Plan [the “2009 Plan”] providing for 27,000 options. The Plan was subsequently approved by shareholders in September 2009. The 2009 Plan is intended to further align the interests of employees, consultants and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Common. The Plan is also intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent. Pursuant to the 2009 Plan, the pricing of options is left to the discretion of the appointed administrator.
The following table summarizes information concerning stock options outstanding as of July 31, 2012:

	July 31, 2012		July 31, 2011
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Outstanding at beginning of the year	20,150	40	20,150	40
Granted	-	-	-	-
Exercised	-	-	-	-
Expired or cancelled	-	-	-	-
Outstanding at end of year	20,150	40	20,150	40

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$40	15,650	0.31	15,650
$40	4,500	1.31	4,500
Total	20,150	0.54	20,150

If not previously exercised or canceled, options outstanding at July 31, 2012 and April 12, 2013 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2013	$40	$40	15,650	$40
Year Ending July 31, 2014	$40	$40	4,500	$40

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED JULY 31, 2012

DISCLOSURE OF MANAGEMENT COMPENSATION

The Company provides the following disclosure with respect to the compensation of its directors and officers during the fiscal year ended July 31, 2012:

During the fiscal year ended July 31, 2012, the Company accrued management fees totaling $96,000 ($96,000 – 2011) to two directors of the Company, being Rick Walchuk and Michael Soursos.  The Company did not make any cash payments to either director, leaving an amount of $325,000 owing to Mr. Walchuk and an amount of $72,000 owing to Mr. Soursos on the Company’s balance sheet as Accounts payable – related party.

Officers and Directors

Individual	Office Held
Rick Walchuk	Director, President and Chief Executive Officer
Michael Soursos	Director, Secretary
Jenifer Walchuk	Director

VIOSOLAR, INC.

(the “Company”)

FORM 52-110F2

DISCLOSURE BY VENTURE ISSUERS

1.           The Audit Committee’s Charter

The Company has yet to adopt an audit committee charter.

2.           Composition of the Audit Committee

The Company’s board of directors (the “Board”) serves as its audit committee.  None of the members of the Board is “independent” as defined by NI52-110.  All three members of the Board are financially literate.

3.           Relevant Education and Experience

Describe the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member and, in particular, disclose any education or experience that would provide the member with:

Each of the members of the Board have prior industry experience that provides suitable understanding of the applicable accounting principles, the process of preparation of financial statements and procedures for financial reporting.  In particular, Rick Walchuk has over 24 years of experience as a stockbroker which would require analysis of financial statements and financial performance of corporate entities over a variety of industry segments.  Mr. Walchuk has served as the CEO and CFO of various corporate entities during his career and has fulfilled obligations in those roles including oversight of financial statement preparation and review. Michael Soursos is a private business man overseeing the day to day operations, financial controls and financial statement preparation for his own enterprise.  He is conversant with procedures for financial controls and has an understanding of the processes used to prepare financial statements.  Jenifer Walchuk has been enrolled in a Business Administration program which has provided a cursory understanding of the process of preparation of financial statements for reporting purposes, as well as the various processes required to prepare such financial statements.  Additionally, Ms. Walchuk has previously served as the Company’s CFO, during which time she became acquainted with internal controls and processes to ensure adequate oversight of financial reporting.  During this time, Ms. Walchuk was also required to familiarize herself with accounting principles applicable to the Company’s industry segment and review of financial statements as prepared by third party contractors.

4.           Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there was no recommendation of the audit committee to nominate or compensate an external auditor that was not adopted by the Board.

5.           Reliance on Certain Exemptions

Since the commencement of the Company’s most recent completed financial year the Company has not relied on any of the exemptions detailed below:

 (a)           the exemption in section 2.4 (De Minimis Non-audit Services),

 (b)           an exemption from this Instrument, in whole or in part, granted under Part 8(Exemptions).

6.           Pre -Approval Policies and Procedures

The Company has not adopted any specific policies for the engagement of non-audit services, however, our Board pre-approves all services provided by our principal accountant.

7.           External Auditor Service Fees (By Category)

(a)	Audit Fees

The Company incurred audit fees for audits of our financial statements, billed by ABBM Group, Ltd LLP of $7,000 during the fiscal year ended July 31, 2012 and $ 15,638 during the fiscal year ended July 31, 2011. A fee of $5,000 was incurred for the re-audit of our financial statements for the period ended July 31, 2012 by BF Borgers CPA PC to comply with MI 51-105.

(b)	Audit-Related Fees

There were no fees billed for assurance and related services by ABBM Group, Ltd LLP relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal years ended July 31, 2012, and 2011.

There were no fees billed for assurance and related services by BF Borgers CPA PC relating to the performance of the audit or review of our financial statements, which are not reported under the heading "Audit Fees" above, for the fiscal year ended July 31, 2012.

(c)	Tax Fees

For the fiscal years ended July 31, 2012 and 2011, the aggregate fees billed for tax compliance, tax advice and tax planning by ABBM Group, Ltd LLP were $nil. For the fiscal year ended July 31, 2012, the aggregate fees billed for tax compliance, tax advice and tax planning by BF Borgers CPA PC were nil.

(d)	All other Audit fees.

For the fiscal years ended July 31, 2012 and 2011, the aggregate fees billed by ABBM Group, Ltd LLP, as applicable, for products and services, other than the services set out above, were $nil. For the fiscal year ended July 31, 2012 the aggregate fees billed by BF Borgers CPA PC, as applicable, for products and services, other than the services set out above, were $nil.

8.	Exemption

The Company is relying on the exemption provided in Section 6.1 of NI 52-110.

VIOSOLAR INC.

Corporate Governance Disclosure

(Venture Issuers)

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

None of the members of the Company’s board of directors is “independent”.  Rick Walchuk is the Chief Executive Officer, Chief Financial Officer and President of the Company, Michael Soursos is the Secretary and Treasurer of the Company and Jenifer Walchuk is a director of the Company, but served as Chief Financial Officer until July 2012. As such, they are not independent.

Name of Director of the Company	Names of Other Reporting Issuers
Rick Walchuk	New America Energy Corp. American Graphite Technologies Inc.
Michael Soursos	None
Jenifer Walchuk	None

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information.  The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board conducts reviews with regard to the compensation of the directors and Chief Executive Officer once a year.  To make its recommendations on such compensation, the Board takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Other Board Committees

The Board has no other committees.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.